EXHIBIT 99.1

Solaris Signs Letter of Intent with Influential Indigenous Organization in Morona Santiago, Ecuador

HIGHLIGHTS:

  Solaris has formed an Inter-Institutional working group with the Arutam Shuar People (“PSHA”), ratified through the signing of a Letter of Intent (“LOI”)
    The Company has formed an Inter-Institutional working group with the PSHA, together with our host communities of Warints and Yawi and the Ecuadorian State
    The PSHA and its Governing Council ratified this process through the signing of a LOI aimed at advancing dialogue in order to reach a future cooperation agreement
  Expanded Infill resource drilling programme at Warintza has been concluded
    An updated MRE, expected to be published mid-2025, will encompass over 80,000m of drilling
    The updated MRE will be included into the Pre-Feasibility Study, due to be released in Q3 2025

QUITO, Ecuador, March 04, 2025 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to announce the formation of an Inter-Institutional working group together with the Pueblo Shuar Arutam organization (“PSHA”), our host communities of Warints and Yawi and the Ecuadorian State. As part of this, the PSHA and its Governing Council approved the signing of a LOI. As an influential indigenous organisation operating in Morona Santiago outside of our direct area of influence, this important step forward highlights the fundamental progress the Company has made through embracing an open dialogue and partnership rooted in trust, understanding, and mutual respect, encompassed within the Warintza participatory mining model.

On January 18, 2025, at the Yawi Shuar Center, the PSHA resolved to form the working group and on February 5, 2025, ratified this process by the signing of the LOI with Solaris. This further builds on the support we enjoy from our host Shuar Centres of Warints and Yawi with whom the Company shares an Impacts and Benefits Agreement (“IBA”), first signed in September 2020, updated in March 2022 and then again in April 2024, as well as a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”), the highest authority and largest Shuar indigenous organization in Ecuador and with the Alliance for Entrepreneurship and Innovation of Ecuador (“AEI”) of Ecuador.

Further, the Company is pleased to announce the conclusion of its infill drilling programme, encompassing over 75,000m in 2024 and a further 5,000m in early 2025, which will form the basis for the updated Mineral Resource Estimate (“MRE”), expected mid-2025. The primary focus of the programme was to convert Inferred mineral resources to Measured and Indicated; and expand the remaining uncategorized areas within the pit shell that will support the PFS expected in Q3 2025.

Matthew Rowlinson, President and CEO commented, “At Solaris Resources, we believe that sustainable mining is not just an economic endeavour; it is a journey that must include the insights and values of every stakeholder involved, especially our indigenous populations. Their lived experiences and deep connection to the land are vital to shaping responsible mining practices that respect both our natural environment and cultural heritage. As we move forward, its vital we embrace an open dialogue and partnership rooted in trust, understanding, and mutual respect. Together, we continue to create a model for mining that not only drives economic growth but also uplifts our communities and preserves the rich tapestry of the Ecuadorian culture.

“Thanks to the Pueblo Shuar Arutam organization and all other stakeholders for their trust and support as we look to sustainably deliver this Tier 1 asset. This project is for Ecuador, by Ecuador, and for the benefit of all stakeholders today and the generations to come.”

About the Pueblo Shuar Arutam organization, the Inter-Institutional working group and wider community support

The Pueblo Shuar Arutam organization (“PSHA”), located in the southeast of the province Morona Santiago, is made up of nearly ten thousand people organized into 47 Shuar centers. The objective of the Inter-Institutional working group and its subsequent ratification through the signing of the LOI is to develop transparent dialogue processes and workshops in order to promote the signing of a future Cooperation Agreement, under the consent of the communities.

As discussed above, the Warintza Project enjoys the support of its local Shuar Centres of Warints and Yawi with whom the Company shares an Impacts and Benefits Agreement (“IBA”), first signed in September 2020, renewed in March 2022 and again renewed in April 2024. The IBA provides certainty of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility (“CSR”) program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples. In March 2024, Solaris announced a trilateral cooperation agreement with FICSH, the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the AEI of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including PSHA and the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, with a disclosed resource endowment of over 2.3Bn tonnes is a unique, global scale and multigenerational asset with low capital intensity located in southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the Company’s future growth or value, and expectations regarding the performance and focus of the new management team and Board of Directors; the terms of the private placement; the ability of the Company to satisfy regulatory, stock exchange and commercial closing conditions of the private placement; and the timing, benefits, structure and completion of the proposed emigration. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.